Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description is based on relevant portions of the Delaware General Corporation Law, our charter and bylaws and the 1940 Act. This summary is not complete, and we refer you to the Delaware General Corporation Law, our charter and bylaws and the 1940 Act for a more detailed description of the provisions summarized below.

General

Under the terms of our amended certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 500 shares of preferred stock, par value $0.001 per share. Our common stock is traded on The Nasdaq Global Select Market under the symbol “BKCC.” There are currently no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally are not personally liable for our debts or obligations.

Common stock

Under the terms of our certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which we may designate and issue in the future under the Securities Act of 1933 in specified circumstances. In addition, holders of our common stock may participate in our dividend reinvestment plan.

Preferred stock

Under the terms of our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits the rights and preferences of the preferred stock that our certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock we may issue in the future, of at least 200%, or 150% under certain circumstances, and the holder of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock. The features of the preferred stock will be further limited by the requirements applicable to regulated investment companies under the Code. The purpose of authorizing our board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Delaware law and certain charter and bylaw provisions; anti-takeover measures

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our amended certificate of incorporation and amended and restated bylaws provide that:

•	the Board of Directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of our capital stock entitled to vote; and

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subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote a majority of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by our Board of Directors, Chairman, Chief Executive Officer or Secretary.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our Board of Directors to amend or repeal our bylaws. Our bylaws generally can be amended by approval of at least 66- 2/3% of the total number of authorized directors subject to certain exceptions, including provisions relating to the size of our board, and certain actions requiring board approval, which provisions will require the vote of 75% of our Board of Directors to be amended. The affirmative vote of the holders of at least 66- 2/3% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our amended and restated bylaws.

Anti-takeover provisions

Our certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of us or to change the composition of our Board of Directors. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over us. Such attempts could have the effect of increasing our expenses and disrupting our normal operation. Our Board of Directors is divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of Directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A director may be removed from office by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director.

In addition, our certificate of incorporation requires the favorable vote of a majority of our Board of Directors followed by the favorable vote of the holders of at least 75% of our outstanding shares of each affected class or series, voting separately as a class or series, to approve, adopt or authorize certain transactions with 5% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of our Directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) will be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares, or a principal stockholder, refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of our voting securities.

The 5% holder transactions subject to these special approval requirements are: the merger or consolidation of us or any subsidiary of ours with or into any principal stockholder; the issuance of any of our securities to any principal stockholder for cash, except pursuant to any automatic dividend reinvestment plan or rights offering in which the holder does not increase its percentage of voting securities; the sale, lease or exchange of all or any substantial part of our assets to any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to us or any subsidiary of ours, in exchange for our securities, of any assets of any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

To convert us to an open-end investment company, to liquidate and dissolve us, to merge or consolidate us with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as described in this prospectus or to amend any of the provisions discussed herein, our certificate of incorporation requires the favorable vote of a majority of our  Board of Directors followed by the favorable vote of the holders of at least 75% of our outstanding shares of each affected class or series of our shares, voting separately as a class or series, unless such amendment has been approved by at least 80% of our Directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) shall be required. If approved in the foregoing manner, our conversion to an open-end investment company could not occur until 90 days after the stockholders meeting at which such conversion was approved and would also require at least 30 days prior notice to all stockholders. As part of any such conversion, substantially all of our investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of conversion, the common shares would cease to be listed on any national securities exchange or market system. Stockholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that our Board of Directors would vote to convert us to an open-end fund.

For the purposes of calculating “a majority of the outstanding voting securities” under our certificate of incorporation, each class and series of our shares will vote together as a single class, except to the extent required by the 1940 Act or our certificate of incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

Our Board of Directors has determined that provisions with respect to the Board of Directors and the stockholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of stockholders generally. Reference should be made to our certificate of incorporation on file with the SEC for the full text of these provisions.

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